REVISED -



16021040

SEC Mail Processing Section
MAY 13 2016
Washington DC
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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 12676

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 E. Pacific Coast Hwy, #150
(No. and Street)

Long Beach,	CA	90803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicolette Denney 760-815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

3501 Jamboree Road, Suite 540	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard, P Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MICHELLE PATRICIA ARELLANO
Commission # 2117303
Notary Public - California
Los Angeles County
My Comm. Expires Jun 26, 2019

Signature

Executive Vice President
Title

Michelle Arellano
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Diversified Securities, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

CONTENTS


NTON &
HIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Diversified Securities, Inc.

We have audited the accompanying financial statements of Diversified Securities, Inc. (the "Company"), which comprise of the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flow for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA

February 29, 2016

DIVERSIFIED SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash		$ 396,653
Total cash		396,653
Receivables:		
Other		25,009
Marketable equity securities		87,255
Other assets		14,651
Total assets		$ 523,568

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 14,616
Other liabilities		36,253
Due to affiliates		18,382
Total liabilities		69,250
Commitments		-
Stockholder's equity:		
Common stock, $5 par value; 20,000 shares authorized; 4,335 shares issued and outstanding	$ 21,675	
Additional paid-in capital	31,323	
Retained earnings	338,065	
Accumulated other comprehensive income	63,255	
Total stockholder's equity		454,318
Total liabilities and stockholder's equity		$ 523,568

DIVERSIFIED SECURITIES, INC.

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31, 2015

Revenues:		
Concessions:		
Mutual funds and annuities		$ 5,567
Tax Shelters		10,575
Reimbursements		452,880
Management fees - related party		480,000
Other Management fees		592,045
Dividends		645
Total revenues		1,541,712
Expenses:		
Commission expense	$ 9,985	
Clerical and administrative employees' expenses	1,018,909	
Communications	26,290	
Occupancy	170,229	
Promotional costs	4,895	
Regulatory fees, assessments and professional fees	53,777	
Other	277,924	
Total expenses		1,562,010
Loss before income taxes		(20,298)
Income taxes		800
Net Loss		(21,098)
Other comprehensive income:		
Unrealized gain on securities	15,315	
Other comprehensive income		15,315
Net Comprehensive Loss		$ (5,783)

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, beginning of year	$ 21,675	31,323	359,163	47,940	460,101
Net Loss for the year ended December 31, 2015	-	-	(21,098)	-	(21,098)
Other comprehensive income	-	-	-	15,315	15,315
Balance, at end of year	$ 21,675	31,323	338,065	63,255	454,318

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net (loss)	$	(21,098)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		400
(Increase) decrease in:		
Other Assets		(1,928)
Increase (decrease) in:		
Accounts payable and accrued expenses		5,120
Total adjustments		3,592
Net cash flows provided by operating activities		(17,506)
Cash flows from investing activities		-
Cash flows from financing activities		-
Net decrease in cash		(17,506)
Cash, beginning of year		414,159
Cash, end of year	$	396,653

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a wholly-owned subsidiary of DSI Financial, Inc. The Company acts as an introducing broker/dealer and clears limited partnership transactions with and for its customers. The Company's primary business consists of facilitating limited partnership transfers for its affiliate, DSI Properties, Inc. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

The Company's main office is located in Long Beach, California. It also maintains branch offices in Tustin, West Covina, Covina and Visalia, California. The Company's trading business is affected by economic fluctuations in the broker-dealer industry.

Security Transactions

Security transactions are reported on a trade date basis which is in conformity with generally accepted accounting principles.

Revenue Recognition

Revenues are recognized in the periods in which the related services are performed. Management fees are earned in the period that they are performed and collected.

Commission revenue includes tax shelter commissions and mutual fund product trailing fees which are recurring in nature. Tax shelter commissions earned are based on the trade date of the transaction. The mutual fund trailing fees are earned based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2015.

Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The following table presents the Company's assets and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2015 on a recurring basis:

DIVERSIFIED SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	Level 1	Level 2	Level 3	Total
Marketable equity securities	$ 87,255	$ -	$ -	$ 87,255

Marketable equity securities are based on quoted market prices in active markets for identical assets.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives ranging from five to ten years using the straight-line method.

Income Taxes

The Company files consolidated Federal and State corporate tax returns with its parent, DSI Financial, Inc., which elected to be taxed as a Subchapter S corporation effective January 1, 2008 and thereafter. Diversified Securities, Inc., as a wholly-owned subsidiary of DSI Financial, Inc., elected to be treated as a Qualified Subchapter S Subsidiary which is also effective January 1, 2008 and thereafter. Accordingly, the taxable income of the consolidated group is reported on the consolidated income tax return and passed through to the stockholders to be reported on their respective income tax returns. For California tax purposes, the consolidated group is subject to a 1-1/2% California franchise tax. Deferred income taxes result primarily from the differences between the statutory 1-1/2% California franchise tax and the minimum tax and the use of the accelerated cost recovery system for depreciating assets for California tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholder's equity that, under United States generally accepted accounting principles, are excluded from net income, such as gains and losses related to certain investment securities.

(2) MARKETABLE EQUITY SECURITIES

Marketable equity securities, which are stated at market, are held for an indefinite period and thus are classified as available for sale. The marketable equity securities, which had an original cost of $24,000, had an aggregate fair value of $87,255 at December 31, 2015. Unrealized holding gain on such securities, which was shown as accumulated other comprehensive income in the stockholder's equity, was $63,255.

(3) PROPERTY AND EQUIPMENT

Total depreciation expense for the year was $400. Property and equipment is comprised of:

Office equipment	$ 199,874
Leasehold improvements	134,767
	334,641
Less accumulated depreciation	(334,641)
Net property and equipment	$ 0

(4) RELATED PARTY TRANSACTIONS

The Company pays rent and administrative service costs totaling $480,000 on behalf of affiliated companies. The entire amount was reimbursed as of December 31, 2015, and is shown as "Management fees - related party" in the accompanying Statement of Income and Comprehensive Income.

The following schedule identifies the components of the related party receivable (payable) balance as of December 31, 2015:

DSI Financial, Inc.	$ (3,334)
DSI Properties, Inc.	(15,048)
	$ (18,382)

(5) INCOME TAXES

Income taxes consist of the following California minimum tax:

Current	$ 800
Deferred	-
	$ 800

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred taxes are not material for the year ended December 31, 2015.

The Company is included in consolidated tax returns filed by the parent. The following is the aggregate income taxes for the parent and its subsidiaries:

	DSI Financial, Inc.	Diversified Securities, Inc.	DSI Properties, Inc.	Total
Current	$ 800	$ 800	$ 800	$ 2,400
Deferred	-	-	-	-
	$ 800	$ 800	$ 800	$ 2,400

The Company files income tax returns in the U.S. federal jurisdiction and the state of California. The Company's income tax returns for the years ending 2012 and forward remain open for examination by federal and state taxing authorities.

(6) COMMITMENTS

The Company entered into operating leases relating to its offices in Long Beach, West Covina and Tustin, California. The lease agreements expire in various years through 2021.

The remaining minimum future rental payments under non-cancelable operating leases as of December 31, 2015, are approximately as follows:

(6) COMMITMENTS - continued

Year Ended December 31,	Amount
2015	134,957
2016	276,103
2017	197,164
Total minimum future rental payments	$ 608,224

The Company entered into a month-to-month lease for its office in Covina, California. The monthly rent is $1,078.

Rent expense for the year was $170,229.

(7) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Union Bank which had a bank balance of $396,553 at December 31, 2015. Accounts at these institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation.

(8) NET CAPITAL

The Company is subject to a $250,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2015, the net capital ratio was .1755 to 1 and net capital was $394,600 which exceeded the required minimum capital by $144,600.

(9) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 29, 2016. No transactions or events were found that were material enough to require recognition in the financial statements.

DIVERSIFIED SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2015

Total ownership equity		$ 454,318
Less non-allowable assets:		
Petty cash	$ (100)	
Other receivable	(25,009)	
Other assets - deposits	(14,651)	
		(39,760)
Net capital before haircut		414,558
Haircut:		
Marketable equity securities (15% of $87,255)	(13,088)	
Undue concentration	(6,870)	
		(19,958)
Net capital		$ 394,600

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 4,617
Minimum dollar net capital required	$ 250,000
Net capital requirement (greater of above two figures)	$ 250,000
Excess net capital	$ 144,600

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 69,250
Total aggregate indebtedness	$ 69,250
Ratio of aggregate indebtedness to net capital	.1755 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

DIVERSIFIED SECURITIES, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2015

Net capital as reported in unaudited Focus Report Part IIA	$ 394,600
Net capital as reported in audited financial statements	$ 394,600

DIVERSIFIED SECURITIES, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2015

Credits:		
Free credit and other credit balances in customer's accounts		$
Customers' securities failed to receive		
Debits		
Excess of total credits over total debits		
Amounts held on deposit in "Reserve Bank Account at year-end	$	
Amount of deposit (withdrawal) in "Reserve Bank Account on January 3, 2015		
Net amount in "Reserve Bank Account after deposit		
Amount in excess of that required to be deposited		$

The audited Computation for Determination of Reserve Requirements under Rule 15c3-3 as reported above agrees with the computation included in the unaudited Part IIA filing.

DIVERSIFIED SECURITIES, INC.

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2015

1. Customers' fully paid securities not in the respondent's possession or control as the report date (for which instructions to reduce to possession or control has been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 0
A Number of items	0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ 0
B. Number of items	0

DIVERSIFIED SECURITIES, INC.

SCHEDULE OF CUSTOMER SEGREGATED FUNDS

DECEMBER 31, 2015

Not Applicable - The Company does not hold customer segregated funds.


NTON &
HIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Diversified Securities, Inc.

We have examined the statements of Diversified Securities, Inc. (the "Company"), included in the accompanying SEA Rule 17a-5(d) (3) Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2015; (2) the Company's internal control over compliance was effective as of December 31, 2015; (3) the Company was in compliance with the "net capital rule", Rule 15c3-1 and the "reserve capital rule", Rule 15c3-3(e) as of December 31, 2015; and (4) the information used by the Company to state whether it was in compliance with the net capital rule and the reserve requirement rules was derived from the books and records of the Company. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the "net capital rule", Rule 15c3-1 and the "reserve capital rule", Rule 15c3-3(e) will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; the Company complied with the "net capital rule", Rule 15c3-1 and the "reserve capital rule", Rule 15c3-3(e) as of December 31, 2015; and the information used to assert compliance with the "net capital rule", Rule 15c3-1 and the "reserve capital rule", Rule 15c3-3(e) as of December 31, 2015 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the "net capital rule", Rule 15c3-1 and the "reserve capital rule", Rule 15c3-3(e), determining whether the information used to assert compliance with the "net capital rule", Rule 15c3-1 and the "reserve capital rule", Rule 15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

/s/ Anton & Chia, LLP

Newport Beach, California
February 29, 2016



Diversified Securities Inc.

Complete Investment Services

All Major Stock Exchanges

February 2, 2016

Brian Rusywick
Anton & Chia, LLP
3501 Jamboree Road, Suite 540
Newport Beach, CA 92660

Re: SEA Rule 17a-5(d) (3) Compliance Report

Dear Mr. Rusywick:

Pursuant to the referenced rule, the following statement of assertions regarding compliance by Diversified Securities, Inc. is provided:

1. The Company's system of Internal Control Over Compliance was effective throughout the entire period ending January 1, 2015 through December 31, 2015.
2. The Company's system of Internal Control Over Compliance was effective as of the end of the most recent fiscal year ending December 31, 2015.
3. The broker/dealer was in compliance with the "net capital rule", Rule 15c3-1and the "reserve capital rule", Rule 15c3-3(e) at of the end of the most recent fiscal year ending December 31, 2015; and
4. The information the broker/dealer used to state whether it was in compliance with the net capital rule and the reserve requirements rules was derived from the books and records of the broker/dealer.

Sincerely,

Richard P. Conway
Executive Vice President

6700 E. Pacific Coast Highway · P.O. Box 357 · Long Beach, California 90801 (562) 493-8881 Fax (562) 493-3421

NTON & HIA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Diversified Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Diversified Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc.(FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed at our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 29, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******3096*********************MIXED AADC 220
012676 FINRA DEC
DIVERSIFIED SECURITIES INC
PO BOX 357
LONG BEACH CA 90801-0357

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nicolette Denney
760-815-1817

2. A. General Assessment (item 2e from page 2) $ 1,174.17

B. Less payment made with SIPC-6 filed (**exclude interest**) (10.94)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,163.23

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,163.23

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,163.23

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Diversified Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Executive VP
(Title)

Dated the 10th day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2015** and ending **12/31/2015**

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,541,712
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): MANAGEMENT & ADMINISTRATION FEES (Deductions in excess of $100,000 require documentation)	1,072,045
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 469,667
2e. General Assessment @ .0025	$ 1,174.17

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